111 S.W. Fifth Avenue, 2300 U.S. Bancorp Tower | Portland, OR 97204 | T 503.243.2300 | F 503.241.8014 Holland & Knight LLP | www.hklaw.com

Mark A. von Bergen

(503) 243-5874
mark.vonbergen@hklaw.com

August 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Ms. Suzanne Hayes, Assistant Director

Re:	Paulson Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 26, 2013
Form 8-K Filed July 26, 2013
File No. 000-18188

Dear Ms. Hayes,

On behalf of Paulson Capital Corp. (the “Company”), we hereby respond to the Staff's comment letter, dated August 9, 2013. The Company’s response to each comment is set forth below, in the order in which the comments were made in the Staff’s letter.

Preliminary Proxy Statement on Schedule 14A

General

1.     Please amend your preliminary proxy statement to include your financial statements and the proxy card.

The financial statements have been incorporated by reference pursuant to Item 13(b) of Rule 14a-101. This disclosure is set forth under the heading “ANNUAL REPORT ON FORM 10-K AND INFORMATION INCORPORATED BY REFERENCE” on pages 43-44 of the preliminary proxy statement. A proxy card has also been added.

Atlanta | Boston | Chicago | Dallas | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami | New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

U.S. Securities and Exchange Commission

August 23, 2013

2.     We refer to your Form 8-K filed on August 6, 2013 and the terms of the subscription and escrow agreements filed with your Form 8-K on July 26, 2013. Please disclose the impact of the NASDAQ deficiency letter on the private placement transaction and clarify whether you intend to regain compliance prior to your shareholders' meeting.

Please note that on August 12, 2013, the Company regained compliance with NASDAQ's minimum bid price requirement. Also, we have added disclosure under "PROPOSAL 2 - ELECTION OF DIRECTORS: BOARD INDEPENDENCE AND LEADERSHIP STRUCTURE" indicating that the Company intends to regain compliance with NASDAQ's Listing Rules 5605(b)(1) and 5605(c)(4) prior to January 23, 2014.

Proposal Two - Amendment and Restatement of the Articles of Incorporation to Increase the Number of Authorized Capital Stock

3.     Please note that Rule 14a-4(b)(l) requires you to separately break out on the proxy each matter that is presented for shareholder vote to allow shareholders an opportunity to vote on each separately. Please revise as separate proposals:

•     the increase in the number of authorized shares; and

•     the amendment of the terms of your preferred stock to "blank check" preferred.

Proposal Two has been separated into two proposals, 3 and 4.

Proposal Three - Reverse Stock Split of Our Capital Stock

4.     If a reverse stock split is implemented, will you amend the articles of incorporation to reduce the number of authorized shares using the same ratio? If not, please disclose that the reverse stock split will result in additional shares being available for issuance and further dilution.

The second paragraph under "PROPOSAL 5 - REVERSE SPLIT OF OUR CAPITAL STOCK" contains a disclosure that the Reverse Stock Split would result in additional shares being available for issuance and possible further dilution.

5.     Please clarify whether a reverse stock split could occur prior to the close of the private placement. If the reverse stock split could occur prior to the close of the private placement, please clarify whether the number of shares issued in the private placement would be reduced accordingly.

In the second paragraph, it is disclosed that implementation of the Reverse Stock Split will not occur prior to the close of the private placement.

U.S. Securities and Exchange Commission

August 23, 2013

Proposal Four - Authorization to Issue Securities in One or More Non-Public Offerings in Accordance with NASDAQ Marketplace Rule 5635

Proposed Financing and Restructuring

6.     Please identify the investors involved in the July 25, 2013 agreements. Also, indicate whether the private placement transaction constitutes a change in control.

In the first paragraph under " Proposed Financing and Restructuring," the identity of the two investors is disclosed. At the end of the third paragraph, disclosure has been added regarding a change in control.

7.     The statement that the Board of Directors "reserves the right to amend, change or supplement the below terms" is overly broad and appears to indicate that the Board can revise the number and combination of securities in each unit. Please revise to clarify which terms the Board has the ability to revise.

The second paragraph under "Proposed Financing and Restructuring" has been revised to disclose the limitations on the Board's ability to revise the terms of the securities.

8.     Your request for approval to issue securities to unidentified parties, which may result in a change in control on terms that the Board determines to be in the best interest of company, is overly broad and therefore not appropriate for inclusion in the proxy statement. Please revise to remove the request for shareholder approval for future issuances pursuant to unknown terms.

In the second paragraph under "PROPOSAL 6," the third bullet point has been removed which addressed approval for future issuances pursuant to unknown terms.

Formation of Liquidating Trust

9.     We refer to your disclosure regarding the restructuring of your broker-dealer business and a new overall business model. Please describe these new business initiatives.

Disclosure has been added in the second paragraph under "Formation of Liquidating Trust" describing the Company's plans.

Proposal Five - Approval of the Change in the Company's State of Incorporation to Delaware from Oregon

10.    We note that the proposed Delaware Certificate of Incorporation provides for 90 million common shares and 30 million blank check preferred shares. Please revise the description of the proposal to describe the differences between your current Certificate of Incorporation and Bylaws and the proposed Certificate of Incorporation and Bylaws.

A new section has been added titled "Authorized Capital" that describes the differences of the current and proposed constituent documents regarding authorized capital. Additional disclosures have also been made that describe material differences between the current Articles of Incorporation and Bylaws and the proposed Certificate of Incorporation and Bylaws.

U.S. Securities and Exchange Commission

August 23, 2013

Form 8-K filed July 26, 2013

11.     We note that you have filed the form of agreements, as opposed to executed agreements, as exhibits 10.1-10.6 to your Form 8-K filed on July 26, 2013. Please amend to provide complete, executed agreements as exhibits to your Form 8-K.

Complete executed agreements will be filed as exhibits as Amendment No. 1 to the Form 8-K and will be filed next week.

12.     We note that Charles L.F. Paulson has signed your Form 8-K in the capacity of President and Chief Executive Officer. However, we note that your website indicates that Trent Davis serves as President and Chief Executive Officer. Please advise.

The Form 8-K was executed by Chester L.F. Paulson, who is President and CEO of the Company. Mr. Davis is President and CEO of Paulson Investment Company, Inc., a subsidiary of the Company.

The Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Proxy Statement to me at (503) 243-5874.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Mark A. von Bergen Mark A. von Bergen

MAvB:sbk

Cc:	Trent Davis